FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of June, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

STATEMENT

The Hongkong and Shanghai Banking Corporation Limited has confirmed it is in discussions to acquire 19.9 per cent of Bank of Communications Limited.

Completion of the transaction is subject to agreeing final terms and to obtaining the necessary regulatory approvals.

A further announcement will be made as and when appropriate.

Notes to editors:
1. HSBC in mainland China

Established in Hong Kong and Shanghai in 1865, HSBC has had a continuous presence in China for 140 years. Reflecting its long-term commitment to the country, HSBC moved its China head office from Hong Kong to Shanghai in May 2000.

HSBC has the largest branch network among foreign banks in mainland China, comprising nine branches in Beijing, Dalian, Guangzhou, Qingdao, Shanghai, Shenzhen, Tianjin, Wuhan and Xiamen, two sub-branches in Puxi, Shanghai, and representative offices in Chengdu and Chongqing.

2. The HSBC Group
The Hongkong and Shanghai Banking Corporation Limited is a wholly-owned subsidiary of HSBC Holdings plc, and a member of the HSBC Group. Serving over 110 million customers worldwide, the HSBC Group has more than 9,500 offices in 79 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$1,034 billion at 31 December 2003, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: June 24, 2004